Exhibit 1.2

RADWARE LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 5, 2010

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Tuesday, October 5, 2010, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To re-elect Mr. Roy Zisapel as a Class II director of the Company until the annual general meeting of shareholders to be held in 2013;

2.	To elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.	To approve the grant of an annual bonus to the Chief Executive Officer and President of the Company;

4.	To approve the extension of certain real property leases with affiliates of the Company;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2009 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Shareholders of record at the close of business on September 1, 2010, are entitled to notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

               Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: August 30, 2010

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2010 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Tuesday, October 5, 2010 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Mr. Roy Zisapel as a Class II director of the Company until the annual general meeting of shareholders to be held in 2013;

2.	To elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.	To approve the grant of an annual bonus to the Chief Executive Officer and President of the Company;

4.	To approve the extension of certain real property leases with affiliates of the Company; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2009 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 3, 2010 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on September 1, 2010, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of August 30, 2010, the Company had issued and outstanding 19,858,671 Ordinary Shares (excluding 1,795,957 treasury shares).

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, not later than September 11, 2010.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 30, 2010, (i) the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares*
Yehuda Zisapel (1)	3,239,336	16.30%
Federated Investors, Inc. (2)	1,919,219	9.66%
Rima Management, LLC (3)	1,864,723	9.39%
Zohar Zisapel (4)	1,214,820	6.12%
Roy Zisapel	878,083	4.42%
Meir Moshe (5)	234,165	1.17%
All directors and executive officers as a group (12 persons including Yehuda and Roy Zisapel and Meir Moshe) (6)(7)	4,524,948	22.46%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(1) Includes (i) 2,505,243 ordinary shares held directly, (ii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, (iv) 189,602 ordinary shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel and (v) 10,000 options to purchase ordinary shares which are fully vested, at an exercise price of $8.78, which expire in September 2014. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009.

(2) Shares are beneficially owned by Federated Investors, Inc. (the "Parent"), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own Ordinary Shares. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of the Parent. All of the Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have shared voting and dispositive power over the outstanding voting stock of the Parent, which has sole voting and dispositive power over the shares.  This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 10, 2010.

(3) Shares are beneficially owned by Rima Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 16, 2010. As of March 20, 2009 Rima owned 6.86% of our outstanding ordinary shares and as of June 10, 2008 Rima owned 5.39% of our outstanding ordinary shares.

(4) As of December 31, 2009, Mr. Zohar Zisapel, who is the brother or Mr. Yehuda Zisapel, beneficially owned 1,214,820 Ordinary Shares, out of which (i) 402,168 Ordinary Shares are held directly and (ii) 812,652 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Mr. Zohar Zisapel on February 9, 2010.

(5)   Consists of 124,165 shares and 110,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 10,000 options at an exercise price of $16.95 which expire in September 2010 and 100,000 options at an exercise price of $ 12.84 which expire in March, 2012.

(6) Consists of 4,233,748 shares and 291,200 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 10,000 options at an exercise price of $16.95 which expire in September 2010, 30,000 options at an exercise price of $18.68 which expire in February 2011, 100,000 options at an exercise price of $ 12.84 which expire in March, 2012,  21,200 options at an exercise price of $8.99 which expire in July 2012, 22,500 options at an exercise price of $14.94 which expire in September 2012, 25,000 options at an exercise price of $13.74 which expire in March 2013, 15,000 options at an exercise price of $10.64 which expire in June 2013, 10,000 options at an exercise price of $6.77 which expire in January 2014, 7,500 options at an exercise price of $6.31 which expire in January 2014, 40,000 options at an exercise price of $8.78 which expire in September 2014 and 10,000 options at an exercise price of $10.90 which expire in December 2014 .

(7) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

ITEM 1
RE-ELECTION OF CLASS II DIRECTOR

(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors (other than our external directors, as such term is defined in the Companies Law) is divided into three classes: Class I, Class II and Class III. Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2012; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2010, i.e., the date of the Meeting; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2011. In general, in the event of any increase in the authorized number of directors, the newly created directorships are apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class.

The term of service of Mr. Roy Zisapel, currently the only director in Class II, expires on the date of this year’s Annual General Meeting. We are proposing to re-elect Mr. Roy Zisapel as a Class II director, such that his term will expire on the date of the Annual General Meeting of 2013.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Mr. Roy Zisapel. This nominee was approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ Marketplace Rules, or the NASDAQ rules. We are not aware of any reason why the nominee, if re-elected, would be unable to serve as director. We do not have any understanding or agreement regarding the future election of the above nominee.

We currently have a board of seven (7) directors, including two external directors. Subject to the re-election of the nominee (in this Item 1), we expect to have, following the Meeting, a board of seven (7) directors, including two external directors.

The following biographical information of the nominee is based upon the records of the Company and information furnished to it by the nominee. For details about beneficial ownership of our shares held by this nominee, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.” For details about compensation paid or to be paid to this nominee, see below under the caption “Executive Compensation” and Item 3.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries of Radware.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for various companies in Israel, unaffiliated with Radware. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University.  He is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Roy Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., the term of his appointment shall expire at the annual general meeting for the year 2013."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominee named above as a director.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel*, 67, co-founder of our Company, has served as a director since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again since November  2009. In addition, he serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel, the President, Chief Executive Officer and a director of the Company.

Avraham Asheri*, 71, has served as a director since July 2009. He currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd., Micronet Ltd. and Meditor Pharmaceuticals Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (the "Bank") during the years 1991-1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of the Bank and member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation. He also provides consulting services, among others to Abnet Communications Ltd. and Rad Bynet Real Estate Ltd. Mr. Asheri holds a B.Sc. degree in economics and political science from the Hebrew University in Jerusalem.

Yael Langer**, 44, has served as a director since July 2009.  She is the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer serves as a director in Ceragon Networks Ltd., a company traded in NASDAQ and Tel-Aviv. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd, the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from Hebrew University in Jerusalem.

Dr. Hagen Hultzsch**, 69, has served as a director since January 2005. He served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves, among others, as a Board Member of the following companies: TranSwitch Inc., SCM-Microsystems Inc., T-Systems Solutions for Research and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

David Rubner***, 69, has served as a director since July 2009. He is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991-2000 he was President and Chief Executive Officer of ECI Telecom Ltd. Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

Colin Green*** †, 59, has served as a director since July 2009. He is currently Chairman of the Hermes Group Pension Scheme, Green Aid, a Trustee of Nightingale House and a voluntary adviser for the Citizen’s Advice Bureau. After working as a Solicitor at Paisner & Co, and as a Partner at Clintons, he joined the Post Office in 1977 with responsibility for the legal aspects of British Telecom plc ("BT") flotation and the creation of the UK telecommunications regulatory regime. Among others, Mr. Green performed the duties of Solicitor & Chief Legal Adviser, Group Commercial Director and Secretary to the Board, and Member of the Management Board of BT. He was a Trustee of the BT Pension Fund and Director of Airtel S.A. and Chairman of BT Telecommunications S.A. and Vio Worldwide Ltd. until his retirement from BT in 2002. He was also the senior non-executive director on the Board of Directors of ECI Telecom Ltd. Mr. Green acts as a pro bono adviser to many Israeli Hi-tech companies through which he raises money for charities in Israel. He has an Honors Law Degree from the London School of Economics of London University and is a Solicitor. He graduated from the WUJS Post Graduate Institute in Arad in 1974.

* Member of Class I
** Member of Class III
*** External Director
† See Item 2 below.

Board Meeting and Committees

During 2009, the Board of Directors held 11 meetings.

The Board of Directors formed an Audit Committee, which is comprised of Mr. Colin Green, Mr. David Rubner, Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices. Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is considered an “audit committee financial expert” under the rules of the SEC and NASDAQ. During 2009, our Audit Committee held seven (7) meetings.

The Board of Directors also formed a Compensation Committee, which is comprised of Dr. Hagen Hultzsch and Mr. David Rubner, all of whom qualify as independent directors, as determined under the NASDAQ rules. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. During 2009, our Compensation Committee held six (6) meetings.

Executive Compensation

General. The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2009 fiscal year was $2,152,000. This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as directors fees.

Beginning July 2009, our non-employee directors are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $31,800) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $950) for each board or committee meeting attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Audit Committee, Board of Directors and shareholders.

The total number of options granted to officers and directors of the Company during 2009 as a group was 811,200 at a weighted average exercise price of $8.06. The options expire sixty-two months after grant.

Chief Executive Officer Compensation. On October 4, 2006 our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. On December 31, 2007 our shareholders approved an increase of our Chief Executive Officer’s base salary to an amount in NIS equivalent to $250,000. Based on the 2009 milestones, the Chief Executive Officer was granted a bonus of $100,000 for the year 2009. Based on the milestones set in 2007 and 2008, he was not entitled to receive annual bonuses in 2007 and 2008.

On December 31, 2007, following the approval of our shareholders, we granted our Chief Executive Officer 500,000 stock options, with an exercise price of $15.22 per share, and which expire seven years following the grant date, i.e., on December 31, 2014. The vesting of these options was contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the said shareholder meeting was convened, as follows:

●
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of the shares, this means that these options shall become fully vested on April 16, 2011.

●
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following December 31, 2007, Based on the market price history of the shares, this means that these options shall become fully vested on April 23, 2011;

●	125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following December 31, 2007; and

●	125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following December 31, 2007.

On July 19, 2009, following the approval of our shareholders, we granted our Chief Executive Officer 400,000 stock options to purchase ordinary shares with an exercise price of $8.78 per share. 50% of those options are exercisable two years from the grant, 25% of those options are exercisable three years from the grant and the reminder is exercisable four years from the grant. The options expire 62 months from the grant date.

See also Item 3 below with respect to proposed revisions in the annual bonus of our Chief Executive Officer.

ITEM 2
ELECTION OF EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel, such as Radware, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with: the company; any entity controlling the company; or any entity controlled by the company or by this controlling entity. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for additional three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Each committee of a company’s board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Mr. Colin Green, who serves as one of our current external directors and as chairman of the Audit Committee since July 2009, has decided, due to his other business obligations, to step down from his office with the Board of Directors effective at the Annual General Meeting. Accordingly, at the Meeting, shareholders will be asked to elect Prof. Yair Tauman as an external director for a term of three years, commencing at the Meeting. The Company has received a declaration from this nominee, confirming his qualifications under the Companies Law to be elected as an external director of the Company.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having "accounting and financial expertise", as long as all the external directors have “professional qualifications”.  The Board of Directors of the Company has determined that Mr. Avraham Asheri, one of our continuing independent directors, has “accounting and financial expertise” as well as “professional qualifications”, and that each of Mr. David Rubner and Prof. Yair Tauman has "professional qualifications". In addition, the Board of Directors has determined that Prof. Yair Tauman qualifies as an independent director under the SEC and NASDAQ rules.

If elected, Prof. Tauman will be entitled to the compensation described under "Executive Compensation" in Item 1 above. To that end, stock option grants shall be made on the commencement date of office of the nominee, currently expected to be October 5, 2010, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described in Item 1, will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of commencement of office). In addition, he will be provided with an indemnity letter, as approved by the shareholders at the annual meeting that took place in December 2005 and will be covered by our existing directors and officers liability insurance.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the election of the nominee. Subject to the Companies Law, in the event that Prof. Tauman would be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an external director. The Company is not aware of any reason why the nominee, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the above nominee.

The following biographical information of the nominees is based upon the records of the Company and information furnished to it by the nominee. Prof. Tauman does not beneficially own any of our shares.

 Prof. Yair Tauman, 62, is the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya since January, 2010. He is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research interests are game theory and industrial organization. Prof. Tauman currently serves on the board of directors of several companies engaged in the areas of online auctions, financial information, education and IT, including ADVFN Plc, which is traded in the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. in mathematics from the Hebrew University in Jerusalem and holds a B.Sc. in mathematics and statistics also from the Hebrew University.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Prof. Yair Tauman is hereby elected to a serve as external director of the Company for a period of three years commencing once the term of service of Mr. Colin Green expires or otherwise vacated."

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 3
APPROVAL OF ANNUAL BONUS TO THE CHIEF EXECUTIVE OFFICER

(Item 3 on the Proxy Card)

Background

As described above in Item 1 under "Executive Compensation - Chief Executive Officer Compensation," Mr. Roy Zisapel, our President and Chief Executive Officer, is entitled to an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year.

The Company’s success depends to a significant extent on the performance of Mr. Roy Zisapel, our President and Chief Executive Officer. In recognition of the importance of Mr. Zisapel’s services to the Company,  the Compensation Committee determined to recommend to improve the terms of compensation of Mr. Zisapel by way of increasing the potential size of his annual bonus, such that, effective as of the year 2010, he will be entitled to an annual bonus of up to $250,000, subject to Mr. Zisapel achieving certain milestones to be determined by the Compensation Committee, and approved by the Audit Committee and the Board of Directors, before the beginning of each year. It is currently contemplated that the annual bonus structure will be comprised of two components, where (i) reaching 100% achievement of the milestones will entitle Mr. Zisapel to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee and approved by the Audit Committee and the Board of Directors, will entitle Mr. Zisapel to an additional bonus of up to $75,000.

If approved by the shareholders, Mr. Zisapel's annual bonus shall apply for the 2010 annual bonus and the years of service as Chief Executive Officer to follow, as may be prorated for partial year of service. The annual milestones and targets will be defined on a yearly basis, prior to the beginning of each year, by the Compensation Committee, and will be approved by the Audit Committee and the Board of Directors. Achievement of such targets will be finally determined by the approvals of Compensation Committee, the Audit Committee and the Board of Directors, in that order.

Since Mr. Roy Zisapel is also a director of the Company, his compensation requires the approval of the Audit Committee, Board of Directors and shareholders, in that order, in accordance with the Companies Law.

The Proposed Resolution

          It is proposed that at the Annual General Meeting the following resolution will be adopted:

 “RESOLVED, that the annual bonus of the Chief Executive Officer, as described in the Company’s Proxy Statement dated August 30, 2010, be, and the same hereby is, approved; it being understood that the Compensation Committee may set the annual targets to be met by the Chief Executive Officer in connection with the annual bonus, subject to approval of the Audit Committee and the Board of Directors, without a requirement for further shareholder approval.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4
APPROVAL OF EXTENSION
OF REAL PROPERTY LEASES WITH AFFILIATES

(Item 4 on the Proxy Card)
Background

We have entered in the past into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel, who are principal shareholders and founders of the Company, are also co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group.

In particular, we lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in the following locations:

●
One is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. This lease expires in November 2012 and the annual rent amounts to approximately $636,000.

●
The second location consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces (the "Or Tower Lease"). This lease expires in May 2011 and the annual rent for such 2 floors amounts to approximately $641,000.

In addition, we lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel (the "R&D Lease"). This lease expires in February 2011 and the annual rent amounts to approximately $89,000.

We also entered into a lease agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space (the "US Lease"). This lease expires on April 20, 2011 and the annual rent amounts to approximately $137,000.

Proposed Lease Extensions

Following approval of our Audit Committee and Board of Directors, we propose to extend the following lease agreements:

●
The Or Tower Lease expires in May 2011 and the Company wishes to exercise an option it has to extend such lease for an additional period of three years. During the extended period, the annual rent amounts to approximately $636,000.

●
The R&D Lease expires in February 2011, and the Company wishes to exercise an option it has to extend such lease for an additional period of three years. During the extended period, the annual rent amounts to approximately $98,400 per month.

●
The US Lease expires in April 2011, and the Company wishes to exercise an option it has to extend the lease for an additional period of one year. During the extended period, the annual rent amounts to approximately $137,000.

In addition, we would like to retain the ability to further extend or renew the US Lease; provided that any such renewal or extension is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate rent for such lease shall not exceed 105% of the previous year’s aggregate rent, and (iii) such extension and/or renewal for periods after April 2015, would require further shareholder approval (if required by applicable law at that time).

The Proposed Resolution

          It is proposed that at the Annual General Meeting the following Ordinary Resolution will be adopted:

“RESOLVED, that the extensions of the real property leases, as described in the Company’s Proxy Statement dated August 30, 2010, be, and the same hereby is, approved.

RESOLVED FURTHER, that any extension and/or renewal of the US Lease as described in the Company’s Proxy Statement dated August 30, 2010, be, and the same hereby is, approved; such that the management of the Company be, and it is hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for extension and/or renewal of the said lease with Messrs. Zohar Zisapel and Yehuda Zisapel and/or their affiliates without the need for further shareholder approval; provided that any such renewal or extension is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate rent for such lease shall not exceed 105% of the previous year’s aggregate rent, and (iii) such extension and/or renewal for periods after April 2015, would require further shareholder approval (if required by applicable law at that time)."

Required Vote

Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company with a “controlling shareholder” (as defined in the Companies Law) or in which a controlling shareholder has a “personal interest” (as defined in the Companies Law), generally require the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order. For this purpose, the definition of “controlling shareholder” includes any holder of 25% or more of the outstanding voting rights of the company if no other shareholder holds 25% or more of the outstanding voting rights of the company, and any two or more shareholders who each has a personal interest in the proposal will be deemed to hold their shares jointly. Zohar Zisapel and Yehuda Zisapel, as well as Yehuda Zisapel's son, Mr. Roy Zisapel, may be deemed to have a personal interest in the foregoing resolution and may be deemed to be the holders, in the aggregate, of more than 25% of our outstanding ordinary shares. Accordingly, and for the sake of clarity, we have determined to seek shareholder approval and require that the above proposal will be approved by the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our ordinary shares. To avoid confusion, the enclosed form of proxy card includes a certification that you do not have a personal interest in this proposal. If you have a personal interest in this proposal, please contact the Company’s General Counsel at telephone number: +972-3-767-4638; fax number: +972-3-766-8982 or email gadim@radware.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of this matter.

ITEM 5
RE-APPOINTMENT OF AUDITORS

(Item 5 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2009, we paid Kost, Forer, Gabbay & Kasierer approximately $347,000 for auditing and audit related services and $73,000 for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 6
REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2009 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ending December 31, 2009 (filed with the SEC on April 29, 2010), may be viewed on our website – www.radware.com - or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2009, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 7
OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2010 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated:  August 30, 2010